[redacted]

09055228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50076

SEC Mail Processing Section
FEB 05 2009
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Kingsbridge Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12407 Ridge Road
(No. and Street)

PROCESSED
FEB 13 2009
THOMSON REUTERS

King George (City) VA (State) 22485 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen A. Brown 540-775-3254
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen A. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kingsbridge Capital Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

[illegible] OF PENNSYLVANIA
[illegible] IAL SEAL
[illegible] ALICE BENONIS, Notary Public
[illegible]ington Twp., Montgomery County
[illegible] September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Kingsbridge Capital Corp.

We have audited the accompanying statement of financial condition of Kingsbridge Capital Corp. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingsbridge Capital Corp. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
January 19, 2009

KINGSBRIDGE CAPITAL CORP.
Statement of Financial Condition
December 31, 2008

ASSETS		
Cash, in money market accounts	$	9,990
Total assets	$	9,990
LIABILITIES AND STOCKHOLDERS' EQUITY		
Commissions payable	$	217
Total liabilities		217
Commitments and contingent liabilities		
Stockholders' Equity:		
Common stock, $1.00 par value, authorized 5,000 shares issued and outstanding - 5,000 shares		5,000
Additional Paid-in Capital		1,000
Retained earnings		3,773
Total stockholders' equity		9,773
Total liabilities and stockholders' equity	$	9,990

The accompanying notes are an integral part of these financial statements.

KINGSBRIDGE CAPITAL CORP.
Statement of Income
For the Year Ended December 31, 2008

REVENUE		
Commissions from sale of registered investment companies and variable annuities	$	215,051
Dividends from money market funds		258
Total revenue		215,309
EXPENSES		
Commissions paid		215,051
Total expenses		215,051
Income before income taxes		258
Provision for income taxes		-
Net Income	$	258

The accompanying notes are an integral part of these financial statements.

KINGSBRIDGE CAPITAL CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock Shares		Common Stock Amount		Additional Paid-in Capital		Retained Earnings		Total Stockholders' Equity
Balance at January 1, 2008	5,000	$	5,000	$	1,000	$	3,515	$	9,515
Net income	-		-		-		258		258
Balance at December 31, 2008	5,000	$	5,000	$	1,000	$	3,773	$	9,773

The accompanying notes are an integral part of these financial statements.

KINGSBRIDGE CAPITAL CORP.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2008

Subordinated borrowings at January 1, 2008	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2008	$ -

The accompanying notes are an integral part of these financial statements.

KINGSBRIDGE CAPITAL CORP.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income	$	258
Changes in assets and liabilities:		
Increase (decrease) in liabilities:		
Commissions payable		(1,912)
Net cash used in operating activities		(1,654)
Net decrease in cash		(1,654)
Cash at beginning of year		11,644
Cash at end of year	$	9,990
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Kingsbridge Capital Corp. (the "Company") is a Virginia corporation which is a registered securities broker-dealer that has agreed to limit its business to the sale of shares of registered investment companies and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related revenue and expense, if applicable) are recorded when the revenue is received from the mutual fund company or insurance company. This is not materially different from trade date basis, because the Company generally pays out its gross revenue to its independent contractor registered representatives thus having no effect on the Company's net capital.

Fair Value of Securities - The market value of securities owned, consisting of registered investment companies' shares, is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Cash and Cash Equivalents -The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. INCOME TAXES

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for federal income taxes has been included in the financial statements.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of securities of registered investment companies and/or variable annuities.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 the Company had net capital and capital requirements of $9,573 and $5,000, respectively. The Company's net capital ratio was 0.02 to 1.

6. RELATED PARTIES

Certain stockholders and officers of the Company are stockholders and officers of King George Capital MGMT, Inc. an investment advisor registered with the Commonwealth of Virginia.

KINGSBRIDGE CAPITAL CORP.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 9,773
Deduct stockholders' equity not allowable for Net Capital:	-
Total stockholders' equity qualified for Net Capital	9,773
Deductions and/or charges:	
Non-allowable assets:	-
Total non-allowable assets	-
Net Capital before haircuts on securities positions	9,773
Investment securities:	
Registered investment companies shares	200
Net Capital	$ 9,573

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	
Commissions payable	$ 217
Total aggregate indebtedness	$ 217
Percentage of aggregate indebtedness to Net Capital	2%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

KINGSBRIDGE CAPITAL CORP.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $217)	$	14
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	4,573
Excess Net Capital at 1000%	$	9,552

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

KINGSBRIDGE CAPITAL CORP.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

Board of Directors
Kingsbridge Capital Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Kingsbridge Capital Corp. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
January 19, 2009

END